

LAW OFFICES OF

MORRIS LAING
Evans Brock & Kennedy, Chtd.

Ralph R. Brock
Robert I. Guenthner
Ken M. Peterson
Robert D. Overman
A.J. Schwartz, Jr.
Donald E. Schrag
William B. Sorensen, Jr.
Jeffery L. Carmichael
Robert W. Coykendall
Robert K. Anderson
Susan R. Schrag
Karl R. Swartz
Roger L. Theis

Richard F. Hayse
Thomas R. Docking
Diane S. Worth
Tim J. Moore
Janet Huck Ward
Roger N. Walter
James D. Young
Kelly S. Herzik
Luke A. Sobba
Kimberly K. Bonifas
Richard A. Kear
Cameron V. Michaud
Blanca P. Greenstein*

Ryan M. Peck
Shannon M. Braun
Will B. Wohlford
Edward L. Robinson
Kristen Wheeler Maloney
Emily Cassell Docking
Joshua J. Hofer

Of Counsel
John W. Johnson
Clinton M. Goos

Lester L. Morris
1901 - 1966

Verne M. Laing
1907 - 2000

Ferd E. Evans, Jr.
1919 - 1991

Joseph W. Kennedy
1932 - 2005

Dennis M. Feeney
1953 - 2001

Sender's email: rwalter@morrislaing.com

*Resident and Licensed in Florida

November 10, 2008

BY FEDEX
Securities and Exchange Commission
Division of Corporation Finance
Attn: John Reynolds
450 5th St. NW
Mail Stop 3561
Washington, DC 20549

> Re: Agri-Laboratories, Ltd.
> Amendment No. 2 to Form 1-A
> File No. 333-134078

Dear Mr. Reynolds:

Enclosed find an original and three copies of the Agri-Labs' Amendment No. 2 to Form 1-A, and three compared copies of the revised Offering Circular, Part II to Form 1-A.

Sincerely,

Roger Walter

Roger N. Walter

RNW:ajg
Enclosures
cc: Agri-Laboratories (w/enclosures)
Edward Sloan (w/enclosures)

● 800 SW Jackson, Suite 1310 ● Topeka, KS 66612-1216
T: 785-232-2662 ● **F:** 785-232-9983 ● www.morrislaing.com
Additional Offices in Wichita, KS and West Palm Beach, FL



LAW OFFICES OF
MORRIS LAING
Evans Brock & Kennedy, Chtd.

Ralph R. Brock
Robert I. Guenthner
Ken M. Peterson
Robert D. Overman
A.J. Schwartz, Jr.
Donald E. Schrag
William B. Sorensen, Jr.
Jeffery L. Carmichael
Robert W. Coykendall
Robert K. Anderson
Susan R. Schrag
Karl R. Swartz
Roger L. Theis

Richard F. Hayse
Thomas R. Docking
Diane S. Worth
Tim J. Moore
Janet Huck Ward
Roger N. Walter
James D. Young
Kelly S. Herzik
Luke A. Sobba
Kimberly K. Bonifas
Richard A. Kear
Cameron V. Michaud
Blanca P. Greenstein*

Ryan M. Peck
Shannon M. Braun
Will B. Wohlford
Edward L. Robinson
Kristen Wheeler Maloney
Emily Cassell Docking
Joshua P. Hofer

Of Counsel
John W. Johnson
Clinton M. Goos

Lester L. Morris
1901 - 1966

Verne M. Laing
1907 - 2000

Ferd E. Evans, Jr.
1919 - 1991

Joseph W. Kennedy
1932 - 2005

Dennis M. Feeney
1953 - 2001

Sender's email: rwalter@morrislaing.com

*Resident and Licensed in Florida

November 10, 2008

BY FEDEX
Securities and Exchange Commission
Division of Corporation Finance
Attn: John Reynolds
450 5th St. NW
Mail Stop 3561
Washington, DC 20549



Received SEC

NOV 1 2 2008

Washington, DC 20549

    Re: Agri-Laboratories, Ltd.
              Amendment No. 2 to Form 1-A
              File No. 333-134078

Dear Mr. Reynolds:

This letter is in response to your comment letter dated September 16, 2008 related to your review of the above-referenced Regulation A filing. In responding, I have restated each comment in numerical sequence, and provided a response under each comment.

    1.   Please provide the response to prior comment one in the offering circular. Further, it would appear appropriate that monthly letters are sent only to current shareholders who previously received a current offering circular. Please clarify the disclosure in this regard.

Response: The Company, through its general counsel, will send out a letter to all current Class B and C shareholders who have received a current offering circular informing them of the monthly price adjustments. A proposed form letter is attached hereto. Additionally, I have revised the offering circular to state this. See revisions on page 1 and page 32 of the offering circular.

● 800 SW Jackson, Suite 1310 ● Topeka, KS 66612-1216
T: 785-232-2662 ● F: 785-232-9983 ● www.morrislaing.com
Additional Offices in Topeka, KS and West Palm Beach, FL

Morris Laing Law Office

November 10, 2008
Page 2

2.   We note the sentence in the new risk factor which says , "[h]owever, neither the Company nor its investors have been impacted by the lack of such filings." Please expand this disclosure to discuss the potential adverse effects of the non-compliance disclosed in this risk factor.

Response: I have expanded the narrative on the risk factor related to this comment on p. 7 of the offering circular to discuss potential adverse effects on the Company.

3.   Please revise to add explanatory notes to the interim financial statements.

Response: The Company has submitted new interim financial statements which add explanatory notes.

Please advise if there are any additional concerns or if these responses are insufficient.

Sincerely,



Roger N. Walter

RNW:ajg
Enclosures
cc: Edward S. Sloan (w/enclosure)
    Agri-Laboratories, Inc. (w/enclosure)